Exhibit 99.1

Market Announcement August 17, 2023

Advanced Health Intelligence Obtains Overseas R&D Reimbursement Under Australia’s Research and Development Tax Incentive Scheme (R&DTI)

South Perth, Australia August 17, 2023 - Advanced Health Intelligence Ltd (ASX/NASDAQ: AHI) (“AHI” or the “Company”) is pleased to announce a significant milestone in its ongoing commitment to innovation and research. AHI’s submission to the Australian Government was successful in obtaining eligibility for 43.5% reimbursement of approved expenditures incurred abroad for overseas Research & Development (R&D) of intellectual property (IP) under the Australian Government Research and Development Tax Incentive Scheme.

Following a thorough review and assessment by the relevant governmental bodies, AHI’s R&D projects for further enhancement of its IP pertaining to its biometric health assessment, clinical trial validations and on-device algorithms was approved. As a result, the Company is now eligible to claim 43.5% of the costs incurred for these approved Overseas Research and Development activities.

After closing the acquisitions in 2022 of Vertica Health and wellteq Digital Health Inc., the Company expanded its global development team across the US, Singapore, South Africa, and Netherlands. The economic value returned to the Company through the R&D reimbursement scheme is significant, and AHI will now be able to cast a far broader net to attract additional skills required to extend its leadership in its field of smartphone-derived biometric health technology.

Vlado Bosanac, Founder and Head of Strategy at AHI, stated, “This achievement is a pivotal moment in AHI’s journey towards global innovation and improvement of care. The support from the Australian Government not only validates our innovation but also empowers us to continue to push the boundaries of research and development as a great Australian Company. Between 2017 and 2022, we have successfully applied for reimbursement through the R&DTI, across expenditure amounting to $13.36 million.

This significant financial support has been instrumental in our growth and success. Now, with the ability to seek overseas expenditure reimbursement, we will expand this even further, opening new avenues for collaboration and innovation on a global scale. We are committed to leveraging this opportunity to enhance our global impact. Moreover, the economic value returned through the R&DTI will enable AHI to attract the skilled professionals we need from around the globe and continue to be at the forefront of innovation as a leading MedTech / Health-Tech company.”

Scott Montgomery, CEO of AHI, also commented, “We are immensely proud of this accomplishment, and I want to extend my gratitude to our dedicated team that made this possible through pushing boundaries for nine years. The eligibility for off-shore R&D reimbursement significantly boosts our resources and allows us to invest further in developing ground-breaking IP that aligns with our vision to bring biometric health screening to every smartphone globally. The Research and Development Tax Incentive is vital in Australia’s innovation landscape and greatly assists innovative companies to bridge the gap between research and commercialisation. By supporting businesses in their R&D endeavours, the scheme plays a key role in driving Australia’s competitiveness on the global stage and fostering a thriving innovation ecosystem which we’re very grateful for”.

This success underscores AHI’s dedication to pioneering research and aligns with the Australian Government’s robust support for advancing global research initiatives and Australian-owned IP development. It reflects both the stringent eligibility criteria and the broader goals of the R&D reimbursement program, designed to foster innovation and growth within the industry.

The reimbursement will significantly contribute to AHI’s ongoing R&D projects, enabling the Company to invest in cutting-edge technologies and methodologies that will drive future success and what we believe to be game-changing for global health.

Advanced Health Intelligence Ltd ACN 602 111 115 Postal Address: PO Box 190, South Perth WA 6951 Email: investors@ahi.tech	1

Market Announcement August 17, 2023

What is the Australian Government R & D incentive scheme?

The Australian Government’s Research & Development (R&D) reimbursement scheme is commonly referred to as the Research and Development Tax Incentive (R&DTI). It is designed to encourage companies to engage in R&D activities that benefit Australia by providing a cash reimbursement or tax offset for eligible R&D activities.

The program is jointly administered by the Australian Taxation Office (ATO) and the Department of Industry, Science, Energy, and Resources, specifically through AusIndustry. The ATO manages the tax-related aspects of the program, while the AusIndustry oversees the registration and eligibility requirements for R&D activities.

The R&DTI is designed to encourage companies, regardless of their size or industry, to engage in R&D activities that benefit Australia. By providing a cash reimbursement or tax offset for eligible R&D activities, the scheme incentivises businesses to invest in innovative projects that can lead to technological advancements, economic growth, intellectual property development and job creation.

To qualify for the R&DTI, companies must undertake eligible R&D activities that are experimental and have an outcome that cannot be known or determined in advance. These activities must be conducted for the purpose of generating new knowledge, including new or improved materials, products, devices, processes, or services.

The R&DTI offers two core components, A refundable tax offset of 43.5% for eligible entities with an aggregated turnover of less than AUD 20 million per annum, provided they are not controlled by income tax-exempt entities or a non-refundable tax offset of 38.5% for all other eligible entities.

AusIndustry oversees the registration and eligibility requirements for R&D activities, providing guidance and support to companies in understanding and meeting the criteria.

The R&DTI has been instrumental in promoting a culture of innovation within Australia, helping businesses offset some of the costs associated with experimental R&D activities. By reducing the financial risks, the scheme enables companies to pursue ambitious projects that might otherwise be beyond their reach.

Companies wishing to avail themselves of the R&DTI must first register their R&D activities with AusIndustry. Following registration, they can claim the tax offset in their income tax return. The application process is detailed and requires careful documentation of the R&D activities, including objectives, methodologies, and expenditures. More information can be found at

https://business.gov.au/grants-and-programs/research-and-development-tax-incentive/claiming-overseas-rd-activities

The Chairman and CEO of Advanced Health Intelligence Ltd have approved this announcement.

For more information, contact:

Scott Montgomery	Vlado Bosanac
Chief Executive Officer	Founder/Head of Strategy
Advanced Health Intelligence Ltd	Advanced Health Intelligence Ltd
E: admin@ahi.tech	E: admin@ahi.tech

About Advanced Health Intelligence Ltd

Advanced Health Intelligence Ltd (AHI) is committed to becoming a global leader in digital health, harnessing its proprietary technology and innovative processes to redefine health screening. Leveraging the ubiquity and convenience of smartphones, AHI aims to deliver a comprehensive suite of assessment tools to healthcare providers, caregivers, insurers, and governments around the world.

Advanced Health Intelligence Ltd ACN 602 111 115 Postal Address: PO Box 190, South Perth WA 6951 Email: investors@ahi.tech	2

Market Announcement August 17, 2023

Our mission is to improve healthcare outcomes, enhance health literacy, and support the early detection and management of various health conditions.

Since our inception in 2014, AHI has been at the forefront of Health-tech innovation, starting with the world’s first on-device body dimensioning capability. Our patented technology has evolved into a robust suite of solutions symbolising digitised healthcare’s future.

Our key offerings include:

●	Body dimension and composition assessments enable the identification of obesity-related comorbidities such as diabetes.

●	Blood biomarker prediction includes HbA1C, HDL, LDL, and 10-year mortality risk.

●	Transdermal Optical Imaging, providing vital signs and cardiovascular disease risk estimates.

●	On-device dermatological skin identification recognises 588 skin conditions across 133 categories, including Melanoma.

●	Assisting partners in delivering personalised therapeutic and non-therapeutic health coaching to improve daily habits and build health literacy.

At the heart of AHI is our world-class team comprising machine learning and AI experts, computer vision specialists, and medically trained data scientists. Their collective expertise ensures AHI remains at the cutting edge of health-tech innovation, tailoring our technology to meet the evolving needs of our consumers.

AHI’s vision extends beyond individual health assessments. We aspire to create a transformative impact at scale, driving forward a new era in digital healthcare. Our biometrically derived triage solution, accessible via a smartphone, enables our partners to identify and manage health risks at a population scale.

In the pursuit of proactive health management, AHI stands ready to guide healthcare providers, caregivers, insurers, and governments in triaging individuals into the most suitable care pathways. Through technology, AHI is contributing to a more efficient, effective, and inclusive global healthcare system.

For more information about AHI and its research initiatives, please visit: www.ahi.tech

Advanced Health Intelligence Ltd ACN 602 111 115 Postal Address: PO Box 190, South Perth WA 6951 Email: investors@ahi.tech	3